UNITED STATES				OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144				OMB Number: 3235-0101 Expires: March 31, 2011 Estimated average burden hours per response . . . 2.00

NOTICE OF PROPOSED SALE OF SECURITIES				SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933				DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.				CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) Smart Modular Technologies (WWH), Inc.		(b) IRS IDENT. NO. 20-2509518	(c) S.E.C. FILE NO. 000-51771	WORK LOCATION
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE				(e) TELEPHONE NO.
39870 Eureka Drive Newark CA 94560				AREA CODE	NUMBER
				(510)	623-1231
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD TPG III SM, LLC ("Seller")	(b) RELATIONSHIP TO ISSUER Stockholder	(c) ADDRESS STREET CITY STATE ZIP CODE 301 Commerce Street, Suite 3300 Fort Worth TX 76102

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Ordinary Shares, $0.00016667 par value per share	UBS Securities LLC 677 Washington Blvd. Stamford, CT. 06901		1,525,864 (1)	$12,985,102 (04/14/2010) ]	62,409,491 (04/05/2010)	April 14, 2010
INSTRUCTIONS:
1.  (a)  Name of issuer
     (b)  Issuer's I.R.S. Identification Number
     (c)  Issuer's S.E.C. file number, if any
     (d)  Issuer's address, including zip code
     (e)  Issuer's telephone number, including area code

2.  (a)  Name of person for whose account the securities are to be sold
     (b)  Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
     (c)  Such person's address, including zip code

3.  (a)  Title of the class of securities to be sold
     (b)  Name and address of each broker through whom the securities are intended             to be sold
     (c)  Number of shares or other units to be sold (if debt securities, give the             aggregate face amount)
     (d)  Aggregate market value of the securities to be sold as of a specified date             within 10 days
            prior to the filing of this notice
     (e)  Number of shares or other units of the class outstanding, or if debt securities             the face amount thereof outstanding, as shown by the most recent report or             statement published by the issuer
     (f)   Approximate date on which the securities are to be sold
     (g)  Name of each securities exchange, if any, on which the securities are             intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I – SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Ordinary Shares	04/16/2004	Acqusition for cash	Selectron Corporation	5,095,038	04/16/2004	Cash
INSTRUCTIONS: .
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A	N/A	N/A	N/A	N/A
REMARKS:
(1) The Ordinary Shares of the Issuer to be sold by Seller should be aggregated with Ordinary Shares of the Issuer to be sold by TPG IV SM, LLC and T3 II SM, LLC (together with Seller, the "TPG Funds"), which are under common control. The TPG Funds are hereby filing separate Forms 144 for aggregate sales of up to 5,800,000 shares of the Issuer's Ordinary Shares.

INSTRUCTIONS:	ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144.  Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition.  In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

April 14, 2010 DATE OF NOTICE	/s/ Clive D. Bode (SIGNATURE)

______________________________________________________________________ DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION:  Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).